John Hancock Exchange-Traded Fund Trust

601 Congress Street

Boston, Massachusetts 02210

September 13, 2018

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonny Oh

Re:	John Hancock Exchange-Traded Fund Trust (the “Registrant”) — File Nos. 333-183173 and 811-22733; Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Registrant, I submit this letter in response to comments received by telephone on August 7, 2018, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 18 under the Securities Act of 1933, as amended, and Amendment No. 21 under the Investment Company Act of 1940, as amended, to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on June 21, 2018, accession no. 0001133228-18-004094 (the “Registration Statement”) relating to the registration of John Hancock Multifactor Emerging Markets ETF (the “Fund”), a new series of the Registrant.

The Registrant previously responded to certain comments related to the section titled “Fund summary — Fees and expenses” in a letter dated September 7, 2018. The following responds to the remainder of the Staff’s comments to the Registration Statement.

For convenience, I have set forth each comment below, followed by the Registrant’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

General Comments

1.	Comment – On the facing page of the filing, please revise the “Title of Securities Being Registered” line item to reflect the particular series subject to the filing.

Response – The Registrant has made the requested change.

2.	Comment – Please confirm supplementally that the disclosure in the Registration Statement is consistent with the Registrant’s exemptive application pursuant to which it operates the Fund and that the Registrant will comply with the terms and conditions of the exemptive application.

Response – The Registrant hereby confirms that the disclosure in the Registration Statement is consistent with the Registrant’s exemptive application pursuant to which it operates the Fund and that the Registrant will comply with the terms and conditions of the exemptive application.

3.	Comment - The Staff notes that certain information is missing from the Registration Statement. Please include all missing information in the definitive filing.

Response - The Registrant respectfully acknowledges the comment and has included all missing information in the definitive filing.

Prospectus

4.	Comment – In the footnotes to the fee table that disclose the contractual expense limitation, please disclose who can terminate such arrangement prior to its expiration date and under what circumstances.

Response – The Registrant notes that only the Board has the authority to terminate the Fund’s contractual expense limitation or waiver prior to its expiration date. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

5.	Comment – Please confirm supplementally whether the advisor may recoup fees waived or expenses reimbursed and, if so, include appropriate disclosure in the Registration Statement.

Response – The Registrant hereby confirms that the advisor cannot recoup fees waived or expenses reimbursed. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

6.	Comment – Under “Fund summary — Fees and expenses,” parenthetical “h” to the third footnote refers to “short dividend expense.” Please confirm if this is a principal investment strategy and, if so, if it is covered in other expenses.

Response – The Registrant does not anticipate that the Fund will have any “short dividend expense” during the Fund’s first year of operations, but confirms that if such expenses were anticipated they would be included in the line item for “Other expenses,” except that if such fees were to exceed 0.01% the Fund would add a separate line item to the table in accordance with Form N-1A.

7.	Comment – Under “Fund summary — Expense example,” please confirm that the expense example reflects the effect of contractual fee limitations only for the periods described in the fee table, and add disclosure to this effect.

Response – The Registrant confirms that the expense example reflects the effect of contractual fee limitations only for the periods described in the fee table, as permitted by Item 3, Instruction 4(a). However, as Form N-1A does not require disclosure related to this approach, the Registrant respectfully declines to make any changes in response to this comment.

8.	Comment – Under “Fund summary — Principal investment strategies,” the first sentence of the first paragraph states “The fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in securities included in the fund’s Index in depositary receipts representing securities included in the fund’s Index and in underlying stocks in respect of depositary receipts included in the fund’s Index.” Please confirm that the Fund normally invests 80% of its net assets in securities associated with emerging markets.

Response – The Registrant confirms that the Fund will normally invest 80% of its net assets in securities associated with emerging markets. Specifically, the Registrant notes that the Fund’s Index is designed to comprise securities associated with emerging markets. Because the Fund’s investment strategy is to invest “at least 80% of its net assets (plus any borrowings for investment purposes) in securities included in the fund’s Index in depositary receipts representing securities included in the fund’s Index and in underlying stocks in respect of depositary receipts included in the fund’s Index”, the Fund will normally invest 80% of its net assets in securities associated with emerging markets as the Index itself is comprised of securities associated with emerging markets.

9.	Comment – Under “Fund summary — Principal investment strategies,” with respect to the statement quoted in Comment 8, please revise the statement in order to provide more clarity.

Response – The Registrant has reviewed the Registration Statement and revised the disclosure as appropriate.

10.	Comment – Under “Fund summary — Principal investment strategies,” with respect to the statement quoted in Comment 8, please revise the statement in order to provide more clarity regarding the definition of “frontier markets.”

Response – The Registrant has reviewed the Registration Statement and revised the disclosure as appropriate.

11.	Comment – Please confirm whether depositary receipts are a principal investment strategy and, if so, add appropriate risk disclosure to the “Principal risks” section of the “Fund summary” and to the “Principal risks of investing” section of the “Fund details” section of the Registration Statement.

Response – The Registrant has added disclosure regarding depositary receipts to the “Principal risks” section of the “Fund summary” and to the “Principal risks of investing” section of the “Fund details” section.

12.	Comment – Under “Fund summary — Principal investment strategies,” the second sentence of the first paragraph states “Eligible companies are generally considered to be those with market capitalizations in the top [80]% of the eligible country and the top [85]% of all companies in the eligible countries at the time of reconstitution.” Please revise the statement in order to better define “eligible companies.”

Response – The Registrant respectfully notes that eligible companies must satisfy the two criteria identified in this sentence. Specifically, the eligible company’s market capitalization must be within both the top 80% for the specific eligible country and within the top 85% of all companies in all eligible countries. The Registrant has reviewed the disclosure and believes that it appropriately defines “eligible companies.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

13.	Comment – Please use the defined term “eligible companies” consistently throughout the Registration Statement.

Response – The Registrant has reviewed the Registration Statement and revised the disclosure to use the defined term “eligible companies” as appropriate.

14.	Comment – Please confirm whether REITs are a principal investment strategy and, if so, add disclosure to this effect in the “Principal investment strategies” sections of both the “Fund summary” and the “Fund details” sections.

Response – The Registrant has reviewed the Fund’s principal investment strategy and confirms that at its inception, REITS will not be a principal investment strategy, given the Index’s contemplated composition. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

15.	Comment – Under “Fund summary — Principal investment strategies,” the third sentence of the seventh paragraph states “The fund may concentrate its investments in a particular country, region, industry or group of industries to the extent the Index concentrates in a country, region, industry or group of industries.” Please revise the disclosure as follows: “The fund will concentrate its investments in a particular country, region, industry or group of industries only to the extent the Index concentrates in a country, region, industry or group of industries.”

Response – The Registrant respectfully notes that, under various circumstances, it may not be possible or practicable to purchase all of the securities included in the Index (or at the specified weightings) and the Fund may use sampling techniques as a result, as further described in the “Fund details” section of the Registration Statement. As such, it is possible that the Index concentrates but the Fund does not. Accordingly, the Registrant respectfully declines to make the requested changes.

16.	Comment – Please add concentration risk to the “Principal risks” section of the “Fund summary” and to the “Principal risks of investing” section of the “Fund details” section of the Registration Statement.

Response – The Registrant notes that the “Principal risks” section of the “Fund summary” and the “Principal risks of investing” section of the “Fund details” section both include disclosure regarding concentration under the heading “Industry or sector investing risk”. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

17.	Comment – Please explain supplementally why “Large company risk” is classified as a principal risk for the Fund as the Staff notes that it is rare to see this type of risk identified as a principal risk for an emerging markets fund.

Response – The Registrant notes that it is currently anticipated that the Index will have a meaningful allocation to securities of large capitalization companies through its rules-based process. As the Fund’s investment strategy is to invest “at least 80% of its net assets (plus any borrowings for investment purposes) in securities included in the fund’s Index in depositary receipts representing securities included in the fund’s Index and in underlying stocks in respect of depositary receipts included in the fund’s Index”, it is also expected that large capitalization companies will have a meaningful presence in the Fund’s portfolio. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

18.	Comment – The Staff notes that “Value investment style risk” is disclosed as a principal risk, but there is no corresponding description of value style investing in the “Principal Investment Strategies.” section. Please reconcile the discrepancy by deleting the “Value investment style risk” disclosure or by describing the value investment style in the discussion of Fund’s principal investment strategies.

Response – The Registrant notes that the Fund’s investment strategy is to invest “at least 80% of its net assets (plus any borrowings for investment purposes) in securities included in the fund’s Index in depositary receipts representing securities included in the fund’s Index and in underlying stocks in respect of depositary receipts included in the fund’s Index.” The Index is developed, and the methodology underlying the construction of the Index is maintained, by Dimensional Fund Advisors LP (“Dimensional”), which also serves as subadvisor to the Fund. As disclosed in the Prospectus, the Index incorporates certain “value investing” principles into its rules-based methodology. Accordingly, the Registrant believes that the Fund’s principal investment strategy as a whole implicates a value investment style risk and the Registrant respectfully declines to make any changes in response to this comment.

19.	Comment – In “Fund summary — Portfolio management” and “Who’s who — Subadvisor,” please state the year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.

Response – Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

20.	Comment – The Staff notes there are references to investments in derivatives in the Statutory Section of the Prospectus, in the “Additional investment strategies” and “Additional risks of investing” sections. Please confirm supplementally whether this strategy is a principal investment strategy. If it is, please include discussion of the strategy in the Summary Section. Please also consider revising the headings to better clarify whether these are principal or non-principal strategies.

Response – The Registrant notes that the strategy is a non-principal strategy of the Fund. As noted in the comment, the description of this strategy and the attendant risk are in the “Additional investment strategies” and the “Additional risks of investing” sections of the Statutory Section of the Prospectus, respectively. These sections are distinct sections in the Statutory Section and are separate from the discussions of principal strategies (contained in “Principal investment strategies”) and principal risks (contained in “Principal risks of investing”). The Registrant believes this presentation clearly identifies the principal and non-principal strategies and risks of the Fund and is permitted by Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

21.	Comment – Please confirm supplementally whether investment in derivatives will count towards the 80% of the Index, and if so please explain how investments in derivatives will be valued for such purposes. Please also confirm supplementally that the Fund intends to invest in derivatives in accordance with the Staff guidance set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (commonly referred to as the “Barry Miller Letter”) regarding derivatives related disclosure.

Response – The Registrant confirms that investments in derivatives may count towards the Fund’s 80% policy to the extent that derivatives are included in the Index. The Registrant also confirms that it is aware of and has reviewed the Barry Miller Letter. The Registrant believes that the disclosure regarding the Fund’s use of derivatives adequately describes how such derivatives are expected to be used in connection with the Fund’s principal investment strategies, and adequately describes the risks associated with these instruments.

22.	Comment – Under the heading “Management fee,” please disclose the period to be covered by the applicable shareholder report, i.e., the annual or semiannual shareholder report, pursuant to Item 10(a)(1)(iii) of Form N-1A.

Response – The Registrant respectfully notes that the current disclosure states: “[t]he basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the [F]und’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Registrant believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

23.	Comment – Please confirm supplementally that the subadvisor/index provider (Dimensional Fund Advisors LP) has established policies and procedures reasonably designed to prevent (i) non-public information about pending changes to the Index from being used or disseminated in an improper manner and (ii) the Fund’s portfolio managers from having any influence on the construction of the Index methodologies.

Response – Consistent with the requirements of the exemptive order pursuant to which John Hancock operates the Fund and The New York Stock Exchange listing rules, Dimensional has established policies and procedures reasonably designed to prevent non-public information about pending changes to the index from being used or disseminated in an improper manner (“Firewall Procedures”). Dimensional also represents that its portfolio managers do not have improper influence on the construction of the index methodologies. Consistent with the Firewall Procedures, the Fund’s portfolio managers may provide feedback to help inform the Index Committee’s review and approval of an index’s initial methodology or subsequent changes to such methodology. However, the Index Committee has sole authority to adopt the initial index methodology and make any subsequent changes to such methodology. No employee of Dimensional’s portfolio management group (i) is a member of the Index Committee or (ii) has managerial authority over an Index Committee member.

24.	Comment – Please ensure that the “Intraday value” section specifically addresses what the calculation includes or does not include (e.g., operating fees or other accruals).

Response – The Registrant has reviewed the discussion in this section and notes that the Fund is not involved in, or responsible for, the calculation or dissemination of the IIV and makes no warranty as to its accuracy. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Statement of Additional Information

25.	Comment – Under “Those Responsible for Management,” please revise the tables with respect to Trustee information by adding a column for other directorships held by the director.

Response – The Registrant believes that the presentation of Trustee information in the SAI is responsive to Item 17 of Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

26.	Comment – Under “Investment Management Arrangements and Other Services — The Subadvisory Agreement — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response – The Registrant respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Registrant respectfully declines to make any changes in response to this comment.

27.	Comment – Please revise the powers of attorney filed as Exhibit 99(q) and Exhibit 99(q)(1) to the Registration Statement so that each meets the requirement of Rule 483(b) under the Securities Act of 1933, as amended (the “1933 Act”), that the power of attorney relate to a specific filing.

Response – The Registrant respectfully declines to make the requested revision. The Registrant believes that the Powers of Attorney filed as Exhibit 99(q) and Exhibit 99(q)(1) specifically relate to the Registration Statement and any amendments thereto, which is expressly permitted by Rule 483(b).

28.	Comment – Please submit an EDGAR correspondence filing responding to these comments, addressed to Mr. Sonny Oh.

Response – The Registrant respectfully acknowledges the comment.

The Registrant, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 572-4575.

Sincerely,

/s/ Sarah M. Coutu

Sarah M. Coutu